Filed electronically with the Securities and Exchange Commission on January 24, 2020

1933 Act File No. 002-14400

1940 Act File No. 811-00642

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	| X |

Pre-Effective Amendment No.	|__|
Post-Effective Amendment No. 184	| X |
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	| X |

Amendment No. 164

Deutsche DWS International Fund, Inc. (Exact Name of Registrant as Specified in Charter)

875 Third Avenue, New York, NY 10022-6225 (Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 454-4500

John Millette Vice President and Secretary Deutsche DWS International Fund, Inc. One International Place Boston, MA 02110-2618 (Name and Address of Agent for Service)
Copy to: John S. Marten Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601-1104

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

Post-Effective Amendment No. 182 to the Registration Statement on Form N-1A (File No. 002-14400) (the “Registration Statement”) of Deutsche DWS International Fund, Inc. was filed on November 27, 2019, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”). This Post-Effective Amendment No. 184 is being filed pursuant to Rule 462(d) under the Securities Act solely for the purpose of filing Exhibit (j)(2) as an additional exhibit to Post-Effective Amendment No. 182 to the Registration Statement. This Post-Effective Amendment No. 184 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 184 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Part A and Part B of Post-Effective Amendment No. 182 to the Registration Statement are incorporated herein by reference.

PART C. OTHER INFORMATION

Item 28.	Exhibits
	(a)	(1)	Articles of Amendment and Restatement of the Registrant, dated June 23, 2006. (Incorporated by reference to Post-Effective Amendment No. 107 to the Registration Statement, as filed on June 30, 2006.)

		(2)	Articles Supplementary, dated June 27, 2006. (Incorporated by reference to Post-Effective Amendment No. 107 to the Registration Statement, as filed on June 30, 2006.)

		(3)	Articles Supplementary, dated January 29, 2008. (Incorporated by reference to Post-Effective Amendment No. 113 to the Registration Statement, as filed on December 1, 2008.)

		(4)	Articles Supplementary, dated February 12, 2008. (Incorporated by reference to Post-Effective Amendment No. 113 to the Registration Statement, as filed on December 1, 2008.)

		(5)	Articles of Amendment, dated June 18, 2010. (Incorporated by reference to Post-Effective Amendment No. 120 to the Registration Statement, as filed on October 1, 2010.)

		(6)	Articles of Amendment, dated November 29, 2010. (Incorporated by reference to Post-Effective Amendment No. 135 to the Registration Statement, as filed on November 29, 2013.)

		(7)	Articles Supplementary, dated January 12, 2011. (Incorporated by reference to Post-Effective Amendment No. 123 to the Registration Statement, as filed on January 31, 2011.)

		(8)	Articles of Amendment, dated March 1, 2013. (Incorporated by reference to Post-Effective Amendment No. 135 to the Registration Statement, as filed on November 29, 2013.)

		(9)	Articles of Amendment, dated July 12, 2013. (Incorporated by reference to Post-Effective Amendment No. 135 to the Registration Statement, as filed on November 29, 2013.)
		(10)	Articles Supplementary, dated July 9, 2014. (Incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement, as filed on August 22, 2014.)

		(11)	Articles of Amendment Changing Name of Corporation Pursuant to Section 2-605(a)(1)/Changing Name of Series Pursuant to Section 2-605(a)(2), dated July 10, 2014. (Incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement, as filed on August 22, 2014.)

		(12)	Articles Supplementary, dated July 24, 2014. (Incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement, as filed on August 22, 2014.)

(13)	Articles of Amendment Changing Name of Series Pursuant to Section 2-605(a)(2), dated November 17, 2014. (Incorporated by reference to Post-Effective Amendment No. 150 to the Registration Statement, as filed on November 26, 2014.)

(14)	Articles Supplementary, dated November 17, 2014. (Incorporated by reference to Post-Effective Amendment No. 151 to the Registration Statement, as filed on December 3, 2014.)

(15)	Certificate of Notice, dated November 11, 2015. (Incorporated by reference to Post-Effective Amendment No. 156 to the Registration Statement, as filed on November 30, 2015.)

(16)	Articles Supplementary, dated November 11, 2015. (Incorporated by reference to Post-Effective Amendment No. 156 to the Registration Statement, as filed on November 30, 2015.)

(17)	Articles Supplementary, dated February 12, 2016. (Incorporated by reference to Post-Effective Amendment No. 160 to the Registration Statement, as filed on November 30, 2016.)

(18)	Articles Supplementary, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 163 to the Registration Statement, as filed on January 31, 2017.)

(19)	Articles of Amendment Changing Name of Series Pursuant to Section 2-605(a)(2), dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 168 to the Registration Statement, as filed on May 5, 2017.)

(20)	Certificate of Correction, dated March 13, 2017. (Incorporated by reference to Post-Effective Amendment No. 168 to the Registration Statement, as filed on May 5, 2017.)

(21)	Articles Supplementary, dated May 16, 2018. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

(22)	Articles of Amendment Changing Name of Corporation Pursuant to Section 2-605(a)(1)/Changing Name of Series Pursuant to Section 2-605(a)(2), dated May 16, 2018. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

(23)	Articles Supplementary, dated July 11, 2018. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

(24)	Articles Supplementary, dated May 15, 2019. (Incorporated by reference to Post-Effective Amendment No. 180 to the Registration Statement, as filed on June 21, 2019.)

(b)		Amended and Restated Bylaws dated December 1, 2015. (Incorporated by reference to Post-Effective Amendment No. 156 to the Registration Statement, as filed on November 30, 2015.)

(c)		Instruments defining the rights of shareholders, including relevant portions of: the Articles of Amendment and Restatement, dated June 23, 2006, as amended through May 15, 2019 (see Section 5.2), and the Amended and Restated Bylaws, dated December 1, 2015 (see Article 9). (Incorporated by reference to exhibits (a)(1) through (a)(24) and exhibit (b) to this Registration Statement.)

(d)	(1)	Amended and Restated Investment Management Agreement between the Registrant, on behalf of Deutsche World Dividend Fund (now known as DWS World Dividend Fund) and Deutsche CROCI® International Fund (now known as DWS CROCI® International Fund) (dated June 1, 2006) and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.); and between the Registrant, on behalf of Deutsche Latin America Equity Fund (now known as DWS Latin America Equity Fund) (dated June 1, 2006, as amended October 1, 2010 and October 1, 2019) and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.); and between the Registrant, on behalf of Deutsche Emerging Markets Equity Fund (now known as DWS Emerging Markets Equity Fund) (dated July 1, 2006, as amended May 1, 2017) and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.); and between the Registrant, on behalf of Deutsche Global Macro Fund (now known as DWS Global Macro Fund) (dated February 1, 2011, as amended July 1, 2017) and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.) (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

	(2)	Investment Sub-Advisory Agreement between Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.) and Deutsche Asset Management (Hong Kong) Limited (now known as DWS Investments Hong Kong Limited), relating to Deutsche Emerging Markets Equity Fund (now known as DWS Emerging Markets Equity Fund), dated October 1, 2015. (Incorporated by reference to Post-Effective Amendment No. 156 to the Registration Statement, as filed on November 30, 2015.)

	(3)	Amended and Restated Investment Sub-Advisory Agreement between Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.) and Deutsche Asset Management International GmbH (now known as DWS International GmbH), relating to Deutsche Global Macro Fund (now known as DWS Global Macro Fund), dated December 31, 2017. (Incorporated by reference to Post-Effective Amendment No. 172 to the Registration Statement, as filed on January 31, 2018.)

	(4)	Investment Sub-Advisory Agreement between DWS Investment Management Americas, Inc. and DWS International GmbH, relating to DWS World Dividend Fund, dated September 20, 2019. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

(e)	(1)	Master Distribution Agreement between the Registrant and DWS Investments Distributors, Inc. (now known as DWS Distributors, Inc.), dated January 13, 2010. (Incorporated by reference to Post-Effective Amendment No. 119 to the Registration Statement, as filed on February 26, 2010.)

	(2)	Appendix A, as amended May 15, 2019, to Master Distribution Agreement dated January 13, 2010. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

	(3)	Form of Selling Group Agreement. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

(f)		Not applicable.

(g)	(1)	Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 114 to the Registration Statement, as filed on February 27, 2009.)

	(2)	Amendment, dated February 17, 2009, to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 115 to the Registration Statement, as filed on September 23, 2009.)

	(3)	Amendment, dated as of June 12, 2012, to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 135 to the Registration Statement, as filed on November 29, 2013.)

	(4)	Appendix I, effective November 1, 2012, to the Amendment dated as of June 12, 2012 to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 131 to the Registration Statement, as filed on November 30, 2012.)

	(5)	Third Amendment, dated January 6, 2015, to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 153 to the Registration Statement, as filed on January 30, 2015.)

	(6)	Fourth Amendment, dated September 11, 2015, to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 156 to the Registration Statement, as filed on November 30, 2015.)

	(7)	Appendix A, dated as of July 2, 2018, to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

	(8)	Amendment, effective August 27, 2018, to the Amended and Restated Master Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated October 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 176 to the Registration Statement, as filed on November 30, 2018.)

(h)	(1)	Agency Agreement between the Registrant and DWS Scudder Investments Service Company (now known as DWS Service Company), dated April 1, 2007. (Incorporated by reference to Post-Effective Amendment No. 110 to the Registration Statement, as filed on November 30, 2007.)

	(2)	Amendment No. 1, made as of July 13, 2016, to the Agency Agreement dated April 1, 2007. (Incorporated by reference to Post-Effective Amendment No. 160 to the Registration Statement, as filed on November 30, 2016.)

	(3)	Amended & Restated Shareholder Services Agreement for Class A, Class C and Class R Shares, between the Registrant and DeAWM Distributors, Inc. (now known as DWS Distributors, Inc.), dated February 12, 2016. (Incorporated by reference to Post-Effective Amendment No. 160 to the Registration Statement, as filed on November 30, 2016.)

	(4)	Amended and Restated Administrative Services Agreement, between the Registrant, on behalf of Deutsche CROCI® International Fund (now known as DWS CROCI® International Fund), Deutsche Emerging Markets Equity Fund (now known as DWS Emerging Markets Equity Fund), Deutsche Global Macro Fund (now known as DWS Global Macro Fund), Deutsche Latin America Equity Fund (now known as DWS Latin America Equity Fund) and Deutsche World Dividend Fund (now known as DWS World Dividend Fund), and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.), dated May 16, 2018. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

	(5)	Sub-Administration and Sub-Accounting Agreement among State Street Bank and Trust Company and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.), Scudder Fund Accounting Corporation, and Investment Company Capital Corp. dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 155 to the Registration Statement, as filed on October 2, 2015.)

	(6)	Amendment, effective as of January 20, 2017, to the Sub-Administration and Sub-Accounting Agreement dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 168 to the Registration Statement, as filed on May 5, 2017.)

	(7)	Amendment, effective as of June 29, 2018, to the Sub-Administration and Sub-Accounting Agreement dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

	(8)	Schedule A, dated as of July 2, 2018, to Sub-Administration and Sub-Accounting Agreement dated April 1, 2003. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

	(9)	Form of Mutual Fund Rule 22c-2 Information Sharing Agreement among Registrant, DWS Distributors, Inc. and certain financial intermediaries. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

	(10)	Form of Expense Limitation Agreement, dated October 1, 2007, between the Registrant and Deutsche Investment Management Americas Inc. (now known as DWS Investment Management Americas, Inc.) (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

(i)	(1)	Legal Opinion and Consent of Counsel with respect to International Fund (now known as DWS CROCI® International Fund), Latin America Fund (now known as DWS Latin America Equity Fund), Greater Europe Growth Fund (now known as DWS World Dividend Fund) and Emerging Markets Growth Fund (now known as DWS Emerging Markets Equity Fund). (Incorporated by reference to Post-Effective Amendment No. 88 to the Registration Statement, as filed on March 1, 2002.)

	(2)	Legal Opinion and Consent of Counsel with respect to International Fund (now known as DWS CROCI® International Fund). (Incorporated by reference to Post-Effective Amendment No. 91 to the Registration Statement, as filed on December 27, 2002.)

	(3)	Legal Opinion and Consent of Counsel with respect to DWS Diversified International Equity Fund (now known as DWS Global Macro Fund). (Incorporated by reference to Post-Effective Amendment No. 123 to the Registration Statement, as filed on January 31, 2011.)

	(4)	Legal Opinion and Consent of Counsel with respect to Class R6 shares of Deutsche World Dividend Fund (now known as DWS World Dividend Fund). (Incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement, as filed on August 22, 2014.)

	(5)	Legal Opinion and Consent of Counsel with respect to Class R6 shares of Deutsche CROCI® International Fund (now known as DWS CROCI® International Fund). (Incorporated by reference to Post-Effective Amendment No. 150 to the Registration Statement, as filed on November 26, 2014.)

	(6)	Legal Opinion and Consent of Counsel with respect to Institutional Class shares of Deutsche Latin America Equity Fund (now known as DWS Latin America Equity Fund). (Incorporated by reference to Post-Effective Amendment No. 153 to the Registration Statement, as filed on January 30, 2015.)

	(7)	Legal Opinion and Consent of Counsel with respect to Class T shares of Deutsche Emerging Markets Equity Fund (now known as DWS Emerging Markets Equity Fund), Deutsche Global Equity Fund (now known as DWS Global Macro Fund), Deutsche Latin America Equity Fund (now known as DWS Latin America Equity Fund), and Deutsche World Dividend Fund (now known as DWS World Dividend Fund). (Incorporated by reference to Post-Effective Amendment No. 163 to the Registration Statement, as filed on January 31, 2017.)

	(8)	Legal Opinion and Consent of Counsel with respect to Class T shares of Deutsche CROCI® International Fund (now known as DWS CROCI® International Fund). (Incorporated by reference to Post-Effective Amendment No. 166 to the Registration Statement, as filed on March 15, 2017.)

	(9)	Legal Opinion and Consent of Counsel with respect to Class R6 shares of DWS Emerging Markets Equity Fund. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

	(10)	Legal Opinion and Consent of Counsel with respect to Class R6 shares of DWS Global Macro Fund. (Incorporated by reference to Post-Effective Amendment No. 180 to the Registration Statement, as filed on June 21, 2019.)

(j)	(1)	Consent of Independent Registered Public Accounting Firm. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

	(2)	Consent of Independent Registered Public Accounting Firm. (Filed herein.)

(k)		Not applicable.

(l)		Not applicable.

(m)	(1)	Rule 12b-1 Plan for Scudder International Fund (now known as DWS CROCI® International Fund) – Class A shares, dated December 29, 2000. (Incorporated by reference to Post-Effective Amendment No. 155 to the Registration Statement, as filed on October 2, 2015.)

(2)	Rule 12b-1 Plan for Deutsche CROCI® International Fund (now known as DWS CROCI® International Fund) – Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 166 to the Registration Statement, as filed on March 15, 2017.)

(3)	Amended and Restated Rule 12b-1 Plan for Deutsche CROCI® International Fund (now known as DWS CROCI® International Fund) – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 165 to the Registration Statement, as filed on March 9, 2017.)

(4)	Rule 12b-1 Plan for Scudder Emerging Markets Growth Fund (now known as DWS Emerging Markets Equity Fund) – Class A shares, dated December 29, 2000. (Incorporated by reference to Post-Effective Amendment No. 84 to the Registration Statement, as filed on March 1, 2001.)

(5)	Rule 12b-1 Plan for Deutsche Emerging Markets Equity Fund (now known as DWS Emerging Markets Equity Fund) – Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 163 to the Registration Statement, as filed on January 31, 2017.)

(6)	Amended and Restated Rule 12b-1 Plan for Deutsche Emerging Markets Equity Fund (now known as DWS Emerging Markets Equity Fund) – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 165 to the Registration Statement, as filed on March 9, 2017.)

(7)	Rule 12b-1 Plan for Scudder Greater Europe Growth Fund (now known as DWS World Dividend Fund) – Class A shares, dated December 29, 2000. (Incorporated by reference to Post-Effective Amendment No. 84 to the Registration Statement, as filed on March 1, 2001.)

(8)	Rule 12b-1 Plan for Deutsche World Dividend Fund (now known as DWS World Dividend Fund) – Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 163 to the Registration Statement, as filed on January 31, 2017.)

(9)	Amended and Restated Rule 12b-1 Plan for Deutsche World Dividend Fund (now known as DWS World Dividend Fund) – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 165 to the Registration Statement, as filed on March 9, 2017.)

(10)	Rule 12b-1 Plan for Scudder Latin America Fund (now known as DWS Latin America Equity Fund) – Class A shares, dated December 29, 2000. (Incorporated by reference to Post-Effective Amendment No. 84 to the Registration Statement, as filed on March 1, 2001.)

(11)	Rule 12b-1 Plan for Deutsche Latin America Equity Fund (now known as DWS Latin America Equity Fund) – Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 163 to the Registration Statement, as filed on January 31, 2017.)

	(12)	Amended and Restated Rule 12b-1 Plan for Deutsche Latin America Equity Fund (now known as DWS Latin America Equity Fund) – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 165 to the Registration Statement, as filed on March 9, 2017.)

	(13)	Rule 12b-1 Plan for DWS Diversified International Equity Fund (now known as DWS Global Macro Fund) – Class A shares, dated February 1, 2011. (Incorporated by reference to Post-Effective Amendment No. 123 to the Registration Statement, as filed on January 31, 2011.)

	(14)	Rule 12b-1 Plan for Deutsche Global Equity Fund (now known as DWS Global Macro Fund) – Class T shares, dated December 2, 2016. (Incorporated by reference to Post-Effective Amendment No. 163 to the Registration Statement, as filed on January 31, 2017.)

	(15)	Amended and Restated Rule 12b-1 Plan for Deutsche Global Equity Fund (now known as DWS Global Macro Fund) – Class C shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 165 to the Registration Statement, as filed on March 9, 2017.)

	(16)	Amended and Restated Rule 12b-1 Plan for Deutsche Global Equity Fund (now known as DWS Global Macro Fund) – Class R shares, dated February 10, 2017. (Incorporated by reference to Post-Effective Amendment No. 165 to the Registration Statement, as filed on March 9, 2017.)

(n)		Amended and Restated Multi-Distribution System Plan, pursuant to Rule 18f-3, dated August 10, 2018. (Incorporated by reference to Post-Effective Amendment No. 174 to the Registration Statement, as filed on August 29, 2018.)

(o)		Reserved.

(p)	(1)	Code of Ethics - DWS – U.S., dated September 10, 2019. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

	(2)	DWS Funds and Germany Funds Code of Ethics, dated June 19, 2019. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

	(3)	Code of Ethics – DWS – (ex U.S.), dated September 10, 2019. (Incorporated by reference to Post-Effective Amendment No. 182 to the Registration Statement, as filed on November 27, 2019.)

Item 29.	Persons Controlled by or under Common Control with the Fund

None.

Item 30.	Indemnification

Sections 4.1, 4.2 and 4.3 of Article Fourth of Registrant’s Articles of Amendment and Restatement, included as Exhibit (a)(1) to this Registration Statement and incorporated herein by reference, provide as follows:

Section 4.1. Limitation of Liability. To the fullest extent permitted by the 1940 Act and the Maryland General Corporation Law, no director or former director and no officer or former officer of the Corporation shall be personally liable to the Corporation or its Shareholders for money damages. No amendment to the Charter or repeal of any of its provisions shall limit or eliminate the benefits provided by this Section 4.1 to directors or former directors or officers or former officers with respect to any act or omission that occurred prior to such amendment or repeal.

Section 4.2. Indemnification.

(a)	Any word or words used in this Section 4.2 that are defined in Section 2-418 of the Maryland General Corporation Law (the “Indemnification Section”) shall have the same meaning as defined in the Indemnification Section.

(b)	The Corporation shall indemnify and advance expenses to a director or officer (which includes, with respect to any such person, any person who is or was an officer of the Corporation and any person who, while an officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan) of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section and the 1940 Act. The foregoing rights of indemnification and advancement of expenses shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled.

(c)	No amendment to this Charter or repeal of any of its provisions shall limit or eliminate the protection afforded by this Section 4.2 to a director or officer (as that term is described in subsection (b) above) with respect to any act or omission that occurred prior to such amendment or repeal.

Section 4.3. Reliance on Experts. Subject to any requirements of the 1940 Act and the Maryland General Corporation Law, the appointment, designation or identification of a director as the chairperson of the Board of Directors, as a member or chairperson of a committee of the Board of Directors, an expert on any topic or in any area (including an audit committee financial expert), or the lead independent director, or any other special appointment, designation or identification of a director, shall not impose on that person any standard of care or liability that is greater than that imposed on that person as a director in the absence of the appointment, designation or identification, and no director who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof. In addition, and subject to any contrary requirements of the 1940 Act and the Maryland General Corporation Law, no appointment, designation or identification of a director as aforesaid shall affect in any way that director's rights or entitlement to indemnification.

Sections 11.1, 11.2, and 11.3 of Article 11 of Registrant’s Bylaws, included as Exhibit (b)(5) to this Registration Statement and filed herein by reference, provide as follows:

11.1 Indemnification of Directors and Officers. The Corporation shall indemnify and advance expenses to its current and former Directors and officers to the extent provided by the Charter.

11.2 Indemnification of Employees and Agents. With respect to employees and agents who are not officers or Directors of the Corporation, the Corporation may, as determined by the Board of Directors, indemnify and advance expenses to such persons to the extent permissible under the Maryland General Corporation Law, the Securities Act of 1933, as amended, and the 1940 Act, as such statutes are now or hereafter in force.

11.3 Other Rights. The indemnification and advancement of expenses provided by this Article 11 or provided by the Charter shall not be deemed exclusive of any other right, in respect of indemnification, advancement of expenses or otherwise, to which those seeking such indemnification or advancement of expenses may be entitled under any insurance, contract or other agreement, vote of shareholders or Directors or otherwise. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the provisions of this Article with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Each of the directors who is not an “interested person” (as defined under the Investment Company Act of 1940) of Registrant (a “Non-interested Director”) has entered into an indemnification agreement with Registrant, which agreement provides that the Registrant shall indemnify the Non-interested Director against certain liabilities which such Director may incur while acting in the capacity as a director, officer or employee of the Registrant to the fullest extent permitted by law, now or in the future, and requires indemnification and advancement of expenses unless prohibited by law. The indemnification agreement cannot be altered without the consent of the Non-interested Director and is not affected by amendment of the Articles of Amendment and Restatement. In addition, the indemnification agreement adopts certain presumptions and procedures which may make the process of indemnification and advancement of expenses, more timely, efficient and certain. In accordance with Section 17(h) of the Investment Company Act of 1940, the indemnification agreement does not protect a Non-interested Director against any liability to the Registrant or its shareholders to which such Director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant has purchased insurance policies insuring its officers and directors against certain liabilities which such officers and directors may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and directors by way of indemnification against such liabilities, subject to certain deductibles.

Item 31.	Business and Other Connections of Investment Advisor

During the last two fiscal years, no director or officer of DWS Investment Management Americas, Inc., the investment advisor, has engaged in any other business, profession, vocation or employment of a substantial nature other than that of the business of investment management and, through affiliates, investment banking.

Item 32.	Principal Underwriters

(a)

DWS Distributors, Inc. acts as principal underwriter of the Registrant’s shares and acts as principal underwriter for registered open-end management investment companies and other funds managed by DWS Investment Management Americas, Inc.

(b)

Information on the officers and directors of DWS Distributors, Inc., principal underwriter for the Registrant, is set forth below. The principal business address is 222 South Riverside Plaza, Chicago, Illinois 60606-5808.

(1)	(2)	(3)
DWS Distributors, Inc. Name and Principal Business Address	Positions and Offices with DWS Distributors, Inc.	Positions and Offices with Registrant

JJ Wilczewski 222 South Riverside Plaza Chicago, IL 60606-5808	Director, President, CEO and Chairman of the Board	None

Bobby Brooks One International Place Boston, MA 02110-2618	Director and Vice President	None

Kristin Kulik-Peters 222 South Riverside Plaza Chicago, IL 60606-5808	Director and Vice President	None

Michael Hughes 222 South Riverside Plaza Chicago, IL 60606-5808	Director and Vice President	None

Nicole Grogan 875 Third Avenue New York, NY 10022-6225	Director and Vice President	None

Cynthia P. Nestle 875 Third Avenue New York, NY 10022-6225	Chief Operating Officer	None

Nancy Tanzil 875 Third Avenue New York, NY 10022-6225	Chief Financial Officer and Treasurer	None

Frank Gecsedi 875 Third Avenue New York, NY 10022-6225	Chief Compliance Officer	None

Anjie LaRocca 875 Third Avenue New York, NY 10022-6225	Secretary	None
Hepsen Uzcan 875 Third Avenue New York, NY 10022-6225	Assistant Secretary	President and Chief Executive Officer

(c)       Not applicable.

Item 33.	Location of Accounts and Records

The accounts and records of the Registrant are located, in whole or in part, at the office of the Registrant and the following locations:

Advisor and Administrator (Accounting Agent, as applicable)	DWS Investment Management Americas, Inc. 875 Third Avenue New York, NY 10022-6225

DWS Investment Management Americas, Inc. One International Place Boston, MA 02110-2618

DWS Investment Management Americas, Inc. 5022 Gate Parkway Jacksonville, FL 32256-7019

Sub-Advisor	DWS Investments Hong Kong Limited Level 52, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, China

Sub-Advisor	DWS International GmbH Mainzer Landstrasse 11-17, Frankfurt am Main Germany 60329

Sub-Administrator (Sub-Accounting Agent, as applicable)	State Street Bank and Trust Company State Street Financial Center One Lincoln Street Boston, MA 02111-2900

Custodian	Brown Brothers Harriman & Co. 50 Post Office Square Boston, MA 02110-1543

Sub-Transfer Agent	DST Systems, Inc. 333 West 11th Street Kansas City, MO 64105-1628

Distributor	DWS Distributors, Inc. 222 South Riverside Plaza Chicago, IL 60606-5808

Storage Vendor	Iron Mountain Incorporated 12646 NW 115th Avenue Medley, FL 33178-3179

Item 34.	Management Services

Not applicable.

Item 35.	Undertakings

Not applicable.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and the State of New York on the 17th day of January 2020.

DEUTSCHE DWS INTERNATIONAL FUND, INC.

By: /s/Hepsen Uzcan

       Hepsen Uzcan*

       President

As required by the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities indicated on January 17, 2020:

SIGNATURE	TITLE	DATE

/s/Hepsen Uzcan
Hepsen Uzcan*	President	January 17, 2020

/s/Diane Kenneally
Diane Kenneally	Chief Financial Officer and Treasurer	January 17, 2020

/s/John W. Ballantine
John W. Ballantine*	Director	January 17, 2020

/s/Dawn-Marie Driscoll
Dawn-Marie Driscoll*	Director	January 17, 2020

/s/Keith R. Fox
Keith R. Fox*	Chairperson and Director	January 17, 2020

/s/Richard J. Herring
Richard J. Herring*	Director	January 17, 2020

/s/William McClayton
William McClayton*	Director	January 17, 2020

/s/Rebecca W. Rimel
Rebecca W. Rimel*	Director	January 17, 2020

/s/William N. Searcy, Jr.
William N. Searcy, Jr.*	Director	January 17, 2020

*By:

/s/ Caroline Pearson

Caroline Pearson **

Chief Legal Officer

**	Attorney-in-fact pursuant to the powers of attorney previously filed.

DEUTSCHE DWS INTERNATIONAL FUND, INC.

EXHIBIT INDEX

(j)(2)